KMG Chemicals, Inc. 300 Throckmorton Street Fort Worth, TX 76102 USA

VIA EDGAR

March 7, 2016

Mr. Terence O’Brien

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	KMG Chemicals, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2015 (the “Form 10-K”)
Filed November 27, 2015

Form 10-Q for the Quarterly Period Ended October 31, 2015 (the “Form 10-Q”)

Filed December 11, 2015
Definitive Proxy Statement on Schedule 14A
Filed December 1, 2015
File No. 1-35577

Dear Mr. O’Brien:

KMG Chemicals, Inc. (the “Company”) hereby submits the following response to (i) your letter dated February 24, 2016 and (ii) the email to the Company dated March 3, 2016, (together, the “Comment Letter”) containing comments from the staff of the Securities Exchange Commission (the “Staff”) relating to Form 10-Q, Form 10-K, and the Definitive Proxy Statement on Schedule 14A.

In this letter, I have reproduced your comments in italics typeface, and have made the Company’s response in normal typeface.

Form 10-Q for the Fiscal Quarter Ended October 31, 2015

Item 4. Controls and Procedures, page 21

1.

As reported in your Form 10-K for the year ended July 31, 2015, management identified material weaknesses in internal controls over financial reporting, and you disclose that your remediation of the material weaknesses in your internal control over financial reporting is ongoing. Given this, please tell us the factors that management considered in concluding that disclosure controls and procedures were effective for the period.

Phone: 817-761-6100 ● Fax: 817-761-6001

www.kmgchemicals.com ● NYSE: KMG

Mr. Terrence O’Brien

March, 7, 2016

Response:

As reported in the Form 10-K for the fiscal year ended July 31, 2015, management concluded that, as of July 31, 2015, disclosure controls and procedures were not effective and that there were material weaknesses in internal controls over financial reporting. These material weaknesses resulted in a delayed filing of the Form 10-K. Nevertheless, the material weaknesses identified in the Form 10-K did not result in any restatements of the Company’s financial statements or any corrections to any of the Company’s disclosure.

During the financial close process for the first quarter of fiscal year 2016, the underlying circumstances of the material weaknesses were considered by management in the course of the preparation of the Form 10-Q. In the Form 10-K we had identified material weaknesses in that we did not have personnel with sufficient knowledge, experience and skills to handle both the demands of financial reporting and the added burden of the implementation and stabilization of our new ERP system at the same time, and we did not adequately identify and mitigate risks in implementing that system, including with respect to information systems access. In the first quarter of fiscal year 2016 (the period covered by the Form 10-Q), the new ERP system had already been implemented and staff familiarity with the new system had significantly progressed. The Company’s close process for the first quarter of fiscal year 2016 involved only one ERP system for its electronic chemicals business in North America and its corporate transactions, as compared to the two ERP systems at fiscal year-end, which had required the merging of data from the two systems. Further, the Company’s existing staff had an additional ninety days of experience with the new ERP system as compared to year end.

The Company also implemented additional procedures to give the Chief Executive Officer and the Chief Financial Officer reasonable assurances that the Company’s disclosure controls and procedures were effective as of October 31, 2015. These additional procedures included the following:

•

The Company hired new team members with significant prior experience with systems like the Company’s new ERP system to provide additional capacity, analytical and functional capabilities, and cross-training.

•	The Company implemented business process improvements in its order-to-cash, procurement and inventory processes that enabled a faster month-end close and fewer journal entries for quarter-end.
•

A complete review of the appropriateness of all personnel performing all transactions in the Company’s ERP system was performed in October 2015, and all information system access was determined to have been appropriate.

•	Management obtained positive confirmation from control owners that controls were performed in the first quarter of the fiscal year 2016 as written.
•	Management streamlined and simplified its consolidation process enabling greater transparency and reviews.

Regarding the Company’s operations in France, additional procedures included the following:

•	The Company hired a new Sarbanes-Oxley Coordinator in June 2015 who was fully involved in the financial close process by the end of the first fiscal quarter.

Mr. Terrence O’Brien

March, 7, 2016

•

The Company established ongoing, regular and frequent communication and education sessions between the Company’s corporate controllers and its French accounting leadership team relating to the control deficiencies, reporting and disclosure requirements.

•	The Company reemphasized the importance of disclosures and reporting with key members of its senior leadership and European leadership teams.
•	Management received positive confirmation that key controls related to disclosure were performed in the first quarter of fiscal year 2016.

As a result of these additional procedures, the Company believes that its conclusion that its disclosure controls and procedures were effective in the Form 10-Q were accurate, notwithstanding the material weaknesses in internal control over financial reporting. Pending full remediation of the material weaknesses in internal control over financial reporting, and testing of such remediation, the Company intends to continue to perform the additional procedures noted above to ensure that the material weaknesses do not impair the Company’s ability to produce correct and timely financial statements.

As we continue to remediate the material weaknesses in internal control over financial reporting, we propose to include in our next 10-Q filing a discussion of the improvements to our internal control procedures that we have made since July 31, 2015.

Annual Report on Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 17

Segment Sales, page 18

2.

In future filings, please quantify the impact of the reasons underlying fluctuations in the sales of your segments. For example, separately quantify the extent to which material changes in sales are due to increases or decreases in prices and volume, respectively. Refer to Item 303(a)(3)(iii) of Regulations S-K.

Response:

In future filings, we will more fully quantify the impact of the reasons underlying fluctuations in the sales of our segments.

Definitive Proxy Statement on Schedule 14A

Long-Term Incentive Compensation, page 19

Grants of Plan Based Awards, page 25

3.

Please advise us why you have listed time-based restricted stock awards to your named executive officers under the “Equity Incentive Plan Awards” columns. If these awards are only service-based, in future filings, please disclose these awards in the “All Other Stock Awards” column (column (i)). Refer to Items 402(a)(6)(iii) and 402(d)(2)(v) of Regulation S-K.

Mr. Terrence O’Brien

March, 7, 2016

Response:

In future filings, we will disclose time-based restricted stock awards to our named executive officers in the “All Other Stock Awards” column.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and the Company will supply further detail as quickly as reasonably possible.

Sincerely,

/s/ Roger C. Jackson

Roger C. Jackson

Vice President and General Counsel

Cc:Malinda G. Passmore

William B. Nelson

Mr. Terrence O’Brien

March, 7, 2016

As requested in the latter dated February 24, 2016, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-Q for the fiscal quarter ended October 31, 2015 filed by KMG Chemicals, Inc. (the “Company”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10‑Q;
•

Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

By:	/s/ Roger C. Jackson
Roger C. Jackson
Vice President and General Counsel